SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of

March 2020

Commission File Number 001-36258

Crescent Point Energy Corp.

(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.

Calgary, Alberta, T2P 1G1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DOCUMENTS FILED AS PART OF THIS FORM 6-K:

Exhibit No. 99.1	Description News Release dated March 5, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

Date: March 5, 2020

EXHIBITS

Exhibit No.	Description
99.1	News Release dated March 5, 2020 - Crescent Point Receives Approval for Normal Course Issuer Bid